FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August, 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update



EMBARGO: NOT FOR PUBLICATION OR BROADCAST BEFORE 7.00 AM GMT ON TUESDAY, 16 AUGUST 2005

Acambis welcomes start of US Government process for purchasing a stockpile of MVA smallpox vaccine

Cambridge, UK and Cambridge, Massachusetts - 16 August 2005 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces today that the Department of Health and Human Services has issued its Request for Proposals ("RFP") for the manufacture and delivery of doses of MVA attenuated smallpox vaccine. This follows the issuance of a draft RFP on 13 May 2005, upon which Acambis provided comments.

MVA vaccines are a weakened form of smallpox vaccine. Acambis' investigational vaccine, MVA3000, is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema. The US Government plans to procure a stockpile of MVA as part of its defence against the threat of smallpox virus being used as a bioterrorist weapon.

The RFP seeks to procure 20 million doses of MVA within 24 months of a contract being awarded. It also requires advanced clinical testing up to and including obtaining a product license for MVA. The RFP includes options for the government to purchase up to 60 million additional doses of MVA and "warm-base" manufacturing over the longer term. The deadline for submission of proposals is 29 September 2005 and the US Government has indicated that contract award(s) will be made in February 2006.

Acambis is co-developing MVA3000 with Baxter Healthcare SA ("Baxter"), which is providing process development and manufacturing services. Acambis has previously been awarded two MVA manufacturing and development contracts by the US National Institute of Allergy and Infectious Disease ("NIAID"), part of the US National Institutes of Health. The first, worth $9.2m, was awarded in February 2003, and was followed with a second contract in September 2004, worth $76.3m with an option for an additional $55.5m for the manufacture, fill, finish and release of
2.5 million doses of MVA3000.

Last month, Acambis announced that it had commenced a Phase II safety and immunogenicity trial of MVA3000 in 700 healthy adult subjects, half of whom have been previously vaccinated against smallpox. Previously, Acambis had published results from a Phase I safety and immunogenicity trial of MVA3000, which found that 97% of subjects vaccinated at the highest dose level seroconverted to vaccinia virus-specific antibodies (determined by enzyme-linked immunosorbent assay) and 82% seroconverted to vaccinia neutralising antibodies (determined by plaque-reduction neutralisation testing) after two doses. No subjects experienced unexpected or serious adverse events.

Acambis' Chief Executive Officer Gordon Cameron commented:

"We welcome the issuance of this RFP and are confident that our partnership with Baxter enables us to compete successfully for award of the contract. As the world's leading smallpox vaccine supplier, we have a track record in this area that is second to none and our clinical results for MVA3000 have been exactly in line with our expectations. The combination of Acambis' US clinical development and regulatory experience and Baxter's ability to manufacture to commercial scale ensures that we are in a very strong position to meet all of the US Government's requirements for a stockpile of MVA vaccine."



Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
Tel: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Lucy Briggs
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Acambis' NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, is potentially worth up to $131m, with a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000, and an optional element worth $55m for the manufacture of a further 2.5 million doses of MVA3000.
"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 'Risk factors' in the 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 16 August, 2005                        ACAMBIS PLC



                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications